650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

September 20, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery Tim Buchmiller

Re:	Capnia, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 2, 2016 File No. 333-212487

Dear Mr. Mancuso:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2016 and relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-212487) filed with the Commission on September 2, 2016 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.

We note your response to prior comment 2; however, if the investor may transfer its obligations to purchase the Series B Preferred Stock, we are unable to agree that the investor is irrevocably bound to purchase those securities. Also, we note that Section 2.3(b)(viii) of the Securities Purchase Agreement appears to permit the investor to

AUSTIN      BEIJING      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO      SAN DIEGO

SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

September 20, 2016

make a determination whether the second closing is impracticable or inadvisable. Such a closing condition indicates that the investor is not irrevocably bound to purchase the securities. Please revise your registration statement to register for resale only the common stock underlying the issued and outstanding securities.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has amended the Securities Purchase Agreement dated as of June 29, 2016 (the “Sabby Agreement”), in the form of Amendment No. 1 to Securities Purchase Agreement dated on or about September 20, 2016 (the “Sabby Amendment”). The Sabby Amendment clarifies that Sabby may only assign or transfer those rights that arise from the purchase of the securities being sold under the Sabby Agreement, and that Sabby may not assign or transfer its obligations to purchase the securities under the Sabby Agreement. The Sabby Amendment also removes the closing condition set forth under Section 2.3(b)(viii) of the Sabby Agreement, such that Sabby is now irrevocably bound to purchase the securities.

2.	Please tell us why you have not incorporated by reference your current report on Form 8-K filed on August 4, 2016.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and has revised page 146 of the Registration Statement to incorporate the Company’s current report on form 8-K filed on August 4, 2016.

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

Elton Satusky

cc:	David O’Toole, CFO Capnia, Inc.